Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF THE RESTATED CERTIFICATE OF INCORPORATION OF
FIBROCELL SCIENCE, INC.

Fibrocell Science, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) for the purpose of amending its Restated Certificate of Incorporation of the Corporation, as amended, in accordance with the General Corporation Law of Delaware, does hereby make and execute this Certificate of Amendment to the Restated Certificate of Incorporation, as amended, and does hereby certify that:

1.
The provisions of the present Article IV of the Restated Certificate of Incorporation of the Corporation, as amended, are amended by amending and restating the first sentence of Article IV, with no changes to be made to the subsequent sentences and provisions of Article IV:

“The Corporation shall have the authority to issue an aggregate of 155,000,000 shares, of which 5,000,000 shares shall be preferred stock, par value $0.001 per share (hereinafter the “Preferred Stock”), and 150,000,000 shares shall be common stock, par value $0.001 per share (hereinafter the “Common Stock”).”

2.
The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this Certificate of Amendment this 12th day of July, 2016.

/s/ David Pernock
Chairman of the Board and Chief Executive Officer